SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2007

Ciba Specialty Chemicals Holding Inc. (Exact name of Registrant as specified in its charter)
Klybeckstrasse 141 4002 Basel Switzerland phone number: +41 61 636 5081 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

On June 26, 2007, Ciba Specialty Chemicals Holding Inc., a stock corporation organized under the laws of Switzerland (the “Company”), issued a news release regarding its intention to delist its American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), from the New York Stock Exchange (NYSE) and the deregistration of the ADSs and termination of the Company's reporting obligations under the Securities Exchange Act of 1934, attached as exhibit 99.1 hereto and incorporated by reference herein.

Exhibit Index

Exhibit Number	Description
99.1	Press release dated June 26, 2007 issued by Ciba Specialty Chemicals Holding Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBA SPECIALTY CHEMICALS HOLDING INC.

By:	/s/ Juerg Fedier
	Name:	Juerg Fedier
	Title:	Head of Finance Chief Financial Officer

By:	/s/ Thomas Koch
	Name:	Thomas Koch
	Title:	Head of Law and Environment General Counsel

Date:  June 26, 2007